Mail Stop 3561

April 15, 2008

By U.S. Mail

Charles Porter
Vice President, Chief Financial Officer
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707

      Re: Energen Corporation
              Alabama Gas Corporation
              Form 10-K for the year ended December 31, 2006
              Filed February 27, 2007
              File No. 1-7810 & 2-38960

Dear Mr. Porter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Jim Allegretto
              Senior Assistant Chief Accountant